[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

November 9, 2017

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Registration Statement on Form F-1 Filed August 28, 2017 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 22, 2017 with respect to Registration Statement on Form F-1 (the “F-1”) filed on August 28, 2017 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

General

1.	Please include the name(s) of the lead underwriter(s) in your next amendment.

RESPONSE: The Amended F-1 names The Benchmark Company, LLC as the lead underwriter.

2.	We note your intention to list your Class A common stock on the NYSE-MKT. Please discuss in a risk factor or other appropriate section of the prospectus the NYSE-MKT listing standards and how likely it is that you will meet them. To provide context, disclose why you were delisted from the NYSE in October 2014.

RESPONSE: Ambow notes that while the disclosure currently refers to an ‘intention’ to list its ADRs on the NYSE American (f/k/a the NYSE MKT), prior to the distribution of a preliminary prospectus regarding the offering contemplated by the Amended F-1, it will make such application and accordingly the disclosure will be modified to such application having been made. Ambow hereby also informs the Staff that it has been in ongoing discussions with the NYSE American regarding its application for listing and has addressed the concerns expressed by the NYSE American with respect to its prior delisting hearing and the circumstances related thereto (including prior ownership and disputes with those particular hedge funds, its inability to file periodic reports during the time the Joint Provisional Liquidators had assumed the legal responsibilities of its Board of Directors and its more recently improved governance procedures, among other matters). In addition, it is expected that the underwriting agreement to be entered into in connection with the offering will include a closing condition that the ADRs have been so approved for listing on the NYSE American, with the result that (similar to Ambow’s IPO and all other ‘traditional’ IPOs) that investors in the offering will bear no risk relating to the initial listing approval, but rather future delisting risk due to its current trading price or similar requirements, as would be the case in any public offering of securities listed on a national securities exchange.

Prospectus Summary, page 1

3.	Please revise your disclosure in the beginning of the prospectus summary to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of your business operations in the PRC, and the business you are describing is the business of your variable interest entities.

RESPONSE: We have revised the disclosure in the prospectus summary of the Amended F-1 to state that we are a Cayman Islands holding company that operates our business through variable interest entities, which we do not directly own.

4.	We note your references to being a leader in educational and career enhancement services in China. Please disclose the basis by which you measure your leadership position in light of your disclosure on page 11 that the private education sector in China is rapidly evolving, highly fragmented and competitive.

RESPONSE: The Company respectfully advises the Staff that we have revised the disclosure in the Amended F-1 to replace “being a leader” with “maintain our position as an established and well-respected company” in K-12 education and career enhancement services in China. We believe this description now accurately characterizes our position within the industry after 17 years of business. In 2016 and 2017, the Company has received the following recognitions:

▪	2016 and 2017 China Excellent Brand Top 500 (Ambow Group, Asian Brand Forum)
▪	2016 and 2017 China Education Industry Brand Leader (Dr. Jin Huang, Asian Brand Forum)
▪	2016 Leading Vocational Education Institution of Beijing (Ambow Group, Beijing Morning Post)
▪	2016 Leading Education Group of Beijing (Ambow Group, Beijing Morning Post)
▪	2016 China Most Well-known Vocational Training Institution (Ambow Group, Sina Education Ceremony)
▪	2016 Most Influential Education Group of the Year (Ambow Group, Xinhua Education Forum)

Risk Factors

The tuition, accommodation and other fees charged by our degree programs and our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government, and our revenue is highly dependent on the level of these fees and our student enrollment., page 25

5.	Please consider supplementing this risk factor with a discussion of your revenue dependence upon your three K-12 schools.

RESPONSE: The Company respectfully advises the Staff that revenue from our three K-12 schools was 40.8%, 47.2%, 50.4% and 55.6% for the year ended December 31, 2014, 2015, 2016 and for the first six months ended June 30, 2017 respectively. This indicates that commencing in 2016, more than half of our consolidated revenue was generated from our three K-12 schools. The table of revenue by segment was disclosed in Page 69 of F-1 Form as below:

(in thousands)	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2014	2015	2016		2016	2017
Consolidated Statement of Operations	RMB	RMB	RMB	US$	RMB	RMB	US$
Data:
Net revenues:
Tutoring	68,203	54,888	47,985	6,911	24,064	31,715	4,678
K-12 schools	168,244	186,747	222,592	32,060	104,588	114,170	16,841
Better Schools net revenues	236,447	241,635	270,577	38,971	128,652	145,885	21,519
Career enhancement	175,551	154,080	141,439	20,372	61,796	59,494	8,776
Better Jobs net revenues	175,551	154,080	141,439	20,372	61,796	59,494	8,776
Total net revenues of reportable segments and the company	411,998	395,715	412,016	59,343	190,448	205,379	30,295

We supplemented the risk factor by adding the disclosure below in the Amended F-1:

“We are highly dependent upon revenue generated from our three K-12 schools which was 40.8%, 47.2%, 50.4% and 55.6 % for the year ended December 31, 2014, 2015, 2016 and for the first six months ended June 30, 2017 respectively.” We expect the revenue from our three K-12 schools to remain stable in the long-run.

If the chops of our subsidiaries and VIEs in China are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised., page 26

6.	Please discuss any remedial measures taken or new policies enacted in light of your previous loss of control of several of your VIE’s subsidiaries.

RESPONSE: The Company respectfully advises the Staff that the Company has implemented the following actions to address a control over the location and usage of the chops, as well as new mechanisms put in place for retaining control over the VIEs:

-	Centralized the chop monitoring procedure through the President’s office in our headquarters located in Beijing, PRC. We maintain a ledger to strictly monitor and review the usage of the chop, which reduces the chance of it being stolen or its unauthorized usage;

-	Sent new management teams to individual schools and replaced all management positions previously governed by the former owners;

-	Centralized the operations of each school and tutoring center by:

a. setting up Financial Share Service Centers across the Company and standardizing the Company’s Finance and Operation Policies throughout the Company;

b. Implementing new ERP systems to standardize operations, enhance central controls, and create synergy of the Company’s resources; and

-	Streamlined the internal control structure with effective communication channels and regular management meetings.

Use of Proceeds, page 41

7.	We note your plan to use the net proceeds of the offering to upgrade and expand your schools and learning network, etc. In light of your disclosures elsewhere regarding the restrictions on your ability to use the proceeds of this offering and to capitalize PRC operations, please disclose the estimated net proceeds that you will actually be able to use in the PRC for each purpose described.

RESPONSE: The Company respectfully advises the Staff that in utilizing the proceeds of this offering we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary through loans or capital contributions and to our consolidated affiliated entities through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries, VIEs and their respective affiliates or subsidiaries, or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital.

Beijing Ambow Shengying Education and Technology Co., Ltd (“Ambow Shengying”) is a Wholly Owned Foreign Entity as a 100% subsidiary of Ambow Training Management Ltd. (Hong Kong), which is an offshore company. In China, Ambow Shengying is allowed to receive funding from its offshore parent company either as a capital injection or an inter-company loan, and VIEs and their respective affiliates or subsidiaries are allowed to borrow loans from an offshore company subject to applicable government registration and approval.

We proposed a maximum offering amount of $5,000,000 and we believe that we will be able to use all of the net proceeds of the offering in the PRC for general corporate purposes, including upgrading and expanding our schools and learning centers, teacher training programs and research and development of our educational content, and to fund our working capital.

Enforceability of Civil Liabilities, page 47

8.	We note your disclosure that substantially all of your operations and assets are located in China and most of your directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. To provide further context to your discussion of the enforceability of civil liabilities in the Cayman Islands and the PRC, please disclose the nationalities and countries of residence of your directors and executive officers.

RESPONSE: In response to the Staff’s comments, the Company included the following disclosure on the nationalities and countries of residence of our directors and executive officers in the Amended F-1:

Name	Nationality	Residence
Jin Huang	United States	China
John Robert Porter	United Kingdom	United Kingdom
R. Ralph Parks	United States	United States
Ping Wu	China	China
Yanhui Ma	United States	United States
Yigong Justin Chen	China	China
Kia Jing Tan	Malaysia	China
Chiao-Ling Hsu	Taiwan	China
Jianguo Xue	China	China
Xuejun Xie	China	China

Business, page 81

9.	We note your statement that the business map as presented on page 81 “does not include the schools/centers which are to be deregistered as part of the group effort to re-establish a solid foundation for future growth.” Please clarify this statement. Please disclose whether this statement refers to schools/centers that were previously deconsolidated or whether this refers to other entities. Please also clarify the term “deregistered.”

RESPONSE: In response to the Staff’s comments, the Company replaced the term “deregistration” with “cancellation of company’s legal status” in the Amended F-1 to state the action of termination the legal status of an entity.

There were certain entities that the Company was planning to submit a winding-up filing application to the local authority to terminate their legal status.They are under the Group’s control and do not include the entities that were previously deconsolidated. In a situation where a legal entity does not perform well or has no business operations,, in order to avoid unnecessary regulatory costs, it is economically beneficial to the Company to terminate the legal status of these entities since they have not had operations for the past few years. This is one of the Company’s strategic decisions and part of a process to simplify our legal structure.

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 89

10.	Please disclose how you expect the amended Law on the Promotion of Private Education will affect your operations, stating whether your schools intend to elect to be for-profit.

RESPONSE: In response to the Staff’s comments, the Company has made the disclosure below in its Amended F-1:

A.	K-12 schools

According to the Law for Promoting Private Education amended on November 7, 2016 (“the Amendment”), the term “reasonable return” is no longer used and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. School sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. We have three K-12 schools, consisting of kindergarten, primary schools, middle schools and high schools education. Currently all of the three schools are requiring reasonable returns.

i.	Primary and middle schools’ education is considered compulsory education, which will be transitioned to be operated as non-profit schools to comply with the Amendment.

ii.	The kindergarten and high schools are not compulsory education and we will elect for those schools to be for-profit schools.

B.	Tutoring and career enhancement centers

Our tutoring and career enhancement centers including training offices are not compulsory education, the Company intends to elect those currently requiring reasonable returns to be for-profit for the schools; and to elect those currently not requiring reasonable returns to be non-profit.

Generally, if a private school chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If a private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as land, school buildings authenticated by relevant government authorities, they shall pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as a for-profit school and continue operation. Specific provisions related to this process have not yet been introduced by the people’s governments at the provincial level. The Company does not expect its operations to be impacted materially if all the registration requirements are met and the procedures are fully performed.

Related Party Transactions, page 134

11.	Please complete the sentence on page 134 beginning “For a list of these transactions we have entered into with and the outstanding balances to and from such related parties...”

RESPONSE: In response to the Staff’s comments, the Company completed the sentence in the Amended F-1 as follows: “For a list of these transactions we have entered into with and the outstanding balances to and from such related parties, please refer to Note 12 to the financial statements for details.”

Principal Shareholders, page 135

12.	Please revise the introductory paragraph to the beneficial ownership table to also disclose the number of outstanding Class C ordinary shares and the different voting rights of the Class A and Class C ordinary shares.

RESPONSE: In response to the Staff’s comments, the Company revised the introductory paragraphs to the beneficial ownership table in the Amended F-1 as follows:

The following table sets forth information as of October 31, 2017 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares prior to the offering and after the offering, for:

• each person known to us to own beneficially more than 5% of our ordinary shares;

• each of our directors and executive officers who beneficially own our ordinary shares; and

• all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus, but excludes unvested restricted shares that will not vest within 60 days after the date of this prospectus.

As of October 31, 2017, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 34,186,669 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

13.	We note Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares which, according to the disclosure on the bottom of page F-37, represent all outstanding Class C ordinary shares as of December 31, 2016. It appears, however, that you have calculated her 12.11% percentage ownership based on the number of issued and outstanding Class A shares. Please revise the beneficial ownership table to provide beneficial ownership information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares.

RESPONSE: In response to the Staff’s comments, the Company revised the beneficial ownership table in the Amended F-1 as follows to provide information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares as of October 31, 2017:

	Shares beneficially owned prior to the offering						Percentage of votes held prior to the offering
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on Class A ordinary shares beneficially owned (%)	Based on Class C ordinary shares beneficially owned (%)	Based on total ordinary shares beneficially owned (%)
Directors and Executive Officers
Jin Huang (2)(7)	638,012	1.87%	4,708,415	100%	5,346,427	13.78%	1.87%	100%	58.79%
Kia Jing Tan	-	-	-	-	-	-	-	-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	960,383	2.83%	-	-	960,383	2.48%	2.83%	-	1.18%
John Porter (4)	999,205	2.94%	-	-	999,205	2.58%	2.94%	-	1.23%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons) (5)	4,014,913	11.80%	4,708,415	100%	8,723,328	22.50%	11.80%	100%	62.95%

5% and Greater Shareholder
Investment entities affiliated with Baring Private Equity (6)	3,280,449	9.65%	-	-	3,280,449	8.48%	9.65%	-	4.05%
New Summit Global Limited	2,786,159	8.20%	-	-	2,786,159	7.20%	8.20%	-	3.44%
CEIHL Partners (I) Limited	3,420,375	10.06%	-	-	3,420,375	8.84%	10.06%	-	4.22%
CEIHL Partners (II) Limited	11,144,636	32.798%	-	-	11,144,636	28.80%	32.78%	-	13.75%
New Flourish Holdings Limited (8)	1,227,865	3.61%	4,288,415	91.08%	5,516,280	14.26%	3.61%	91.08%	54.41%
Spin-Rich Ltd.	-	-	420,000	8.92%	420,000	1.09%	-	8.92%	5.18%

(2) Of the 638,012 Class A Ordinary Shares (i) 475,348 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of certain officers of the Company, and (ii) 162,664 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares.

(7) Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.

(8) Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the Company.

14.	Please provide footnote disclosure regarding the natural persons who have investment and/or voting control the Class A and Class C ordinary shares beneficially owned by New Flourish Holdings Limited.

RESPONSE: The Company respectfully advises the Staff that the Company has revised the Amended F-1 to include a new footnote (8) to the Principal Shareholder table, which has been provided in response to Comment 13 above.

Description of Shares and Governing Documents Conversion Rights Attaching to Shares, page 139

15.	We note your statement that Class C shares are convertible into Class A shares in certain circumstances but “Class A shares are not convertible under any circumstance.” We also note your disclosure on page F-37 that states on “November 8, 2015, 4,708,415 of the Company’s Class A Ordinary shares were converted to Class C Ordinary shares.” Please advise or revise. Please also provide additional detail as to the purpose of creating the Class C shares and how and when Dr. Jin Huang came to hold 4,708,415 Class C shares.

RESPONSE: As previously disclosed in the Company’s proxy statement filed as Exhibit 99.1 to the Form 6-K filed on June 4, 2015, the Company sought approval to, among other things, create a new class of ordinary shares entitled Class C ordinary shares (“Class C Shares”), which were in addition to the Class A ordinary shares which had already been designated. The Class C Shares would be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The Class C shares were created with the intention to issue such shares to Company management. The Company disclosed that the main effect of the dual-class voting structure would likely leave the Company’s management team, especially Dr. Jin Huang, with increasingly significant control over the Company’s decisions. The purpose was to allow management to maintain the freedom to focus on the long term by ensuring that it retained control over the Company. The structure would prevent outside parties from taking over or unduly influencing management decisions. As such, investors would fully share in the Company’s long term economic future, but would have less ability to influence its strategic decisions through their voting rights.

At the time, prior to the 30 for 1 reverse stock split, Dr. Huang held 146,132,402 Class A Shares (4,871,080 after the reverse stock split). The Staff correctly notes that under the terms of the Sixth Amended and Restated Memorandum and Articles of Association the Class A shares are non-convertible. The Company incorrectly characterized the exchange of 4,708,415 Class A ordinary shares held by Dr. Huang for the same number of Class C ordinary shares as a conversion. This transaction, which resulted in Dr. Huang receiving Class C shares, was approved by all disinterested members of the Board of Directors.

16.	Please clarify how many Class C shares are issued and outstanding.

RESPONSE: The Company respectfully advises the Staff that as of the submission date of this letter, there are 4,708,415 Class C ordinary shares issued and outstanding.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

17.	Ask your auditors why the audit report was signed by the firm’s New York City office while the auditors’ consent, Exhibit 23.1, is signed by the firm’s Guangzhou, China, office.

RESPONSE: The Company respectfully advises the Staff that the audit report for the year ended December 31, 2016 was issued by Marcum Bernstein & Pinchuk LLP’s New York office.  Starting from the first quarter of 2017, a new engagement partner was rotated on to Ambow in compliance with SOX Section 203 and AS-7. The consent issued on August 28, 2017 was signed by firm’s Guangzhou, China office where the new engagement partner located.

Consolidated Balance Sheets, page F-3 &
Consolidated Statements of Changes in Equity (Deficit), page F-7

18.	Please revise your basic financial statements to separately disclose your several classes of ordinary shares. Refer to Rule 5-02 (29) of Regulation S-X and revise.

RESPONSE: The Company respectfully advises the Staff that the Ordinary Shares section in the Company’s Balance Sheets has been revised in the Amended F-1 to separately disclose Class A ordinary shares and Class C ordinary shares as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
EQUITY
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,556,762 and 33,990,680 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	627	636	92
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	90	90	13

	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$
EQUITY
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,990,680 and 34,145,836 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	636	639	94
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	90	90	13

The Company respectfully advises the Staff that it has amended the F-1 to include the analysis of changes in each caption of stockholders’ equity and non-controlling interests as set forth below:

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 16)		(Note 16)		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares (1)	Amount	Shares (1)	Amount	Shares (1)	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014		2,907,779	35	2,984,775	87	-	-	2,706,621	80,731	(2,375,099)	(15,877)	1,225	397,723
Beneficial conversion feature related to convertible loans	15	-	-	-	-	-	-	302,765	-	-	-	-	302,765
Conversion of convertible loans to ordinary shares	15	25,182,076	462	-	-	-	-	225,836	-	-	-	-	226,298
Shares surrendered by SummitView	16	(537,797)	(10)	-	-	-	-	(67,299)	-	-	-	-	(67,309)
Share-based compensation	17	-	-	-	-	-	-	8,694	-	-	-	-	8,694
Share-based compensation to Huang for Baring transactions	23(c)	-	-	-	-	-	-	54,311	-	-	-	-	54,311
Share-based compensation to management for shares issued to New Flourish	23(d)	-	-	-	-	-	-	94,360	-	-	-	-	94,360
Appropriation to statutory reserves	22	-	-	-	-	-	-	-	418	(418)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(379)	-	(379)
Deconsolidation of subsidiary	26(a)	-	-	-	-	-	-	-	(372)	372	10,507	-	10,507
Disposal of subsidiary	25	-	-	-	-	-	-	-	-	-	2,009	-	2,009
Non-controlling interests from new established subsidiaries	27	-	-	-	-	-	-	-	-	-	-	270	270
Net loss		-	-	-	-	-	-	-	-	(1,076,813)	-	(5,742)	(1,082,555)
Balance as of December 31, 2014		27,552,058	487	2,984,775	87	-	-	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 16)		(Note 16)		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015		27,552,058	487	2,984,775	87	-	-	3,325,288	80,777	(3,451,958)	(3,740)	(4,247)	(53,306)
Conversion of Class B ordinary shares to Class A ordinary shares		2,984,775	87	(2,984,775)	(87)	-	-	-	-	-	-	-	-
Exchange of Class A ordinary shares for Class C ordinary shares		(4,708,415)	(90)	-	-	4,708,415	90	-	-	-	-	-	-
Conversion of convertible loans to ordinary shares	15	7,244,013	134	-	-	-	-	70,012	-	-	-	-	70,146
Share-based compensation	17, 23(c)	-	-	-	-	-	-	50,117	-	-	-	-	50,117
Issuance of ordinary shares for restricted stock award	17	484,331	9	-	-	-	-	(9)	-	-	-	-	-
Appropriation to statutory reserves	22	-	-	-	-	-	-	-	228	(228)	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,215)	-	(1,215)
Disposal of subsidiaries		-	-	-	-	-	-	-	-	-	9,084	5,845	14,929
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	-	-	163	163
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	984	-	984
Non-controlling interests from reconsolidation of previously deconsolidated entities	26(b)	-	-	-	-	-	-	-	-	-	-	(3,351)	(3,351)
Net income		-	-	-	-	-	-	-	-	63,739	-	617	64,356
Balance as of December 31, 2015		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823

		Attributable to Ambow Education Holding Ltd.’s Equity
		Class A Ordinary		Class B Ordinary		Class C Ordinary				Retained	Accumulated
		shares		shares		shares		Additional		Earnings	other	Non-
		(Note 16)		(Note 16)		(Note 16)		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
		Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income(deficit)	Interest	Equity (deficit)
	Note		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016		33,556,762	627	-	-	4,708,415	90	3,445,408	81,005	(3,388,447)	5,113	(973)	142,823
Share-based compensation	17	-	-	-	-	-	-	7,828	-	-	-	-	7,828
Issuance of ordinary shares for restricted stock award	17	433,918	9	-	-	-	-	(9)	-	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	-	-	-	(1,160)	-	(1,160)
Appropriation to statutory reserves	22	-	-	-	-	-	-	-	2	(2)	-	-	-
Unrealized gain on investment, net of income taxes	5	-	-	-	-	-	-	-	-	-	1,752	-	1,752
Capital injection from minority shareholders	27	-	-	-	-	-	-	-	-	-	-	796	796
Net loss		-	-	-	-	-	-	-	-	(35,700)	-	(1,318)	(37,018)
Balance as of December 31, 2016		33,990,680	636	-	-	4,708,415	90	3,453,227	81,007	(3,424,149)	5,705	(1,495)	115,021

16. Ordinary Shares, page F-37

19.	You state on page 139 that Class A are not convertible under any circumstances; however, we note that on November 8, 2015, 4,708,415 Class A ordinary shares were converted into super-majority voting Class C ordinary shares. We also note that as a result of this transaction Dr. Jin Huang gained voting control over Ambow Education Holding Ltd. Please explain how and why non-convertible Class A ordinary shares were converted into another class of shares. Tell us how it was authorized and by whom, as it appears that Dr. Jin Huang held less than 13% of the voting rights in Ambow Education Holding prior to this conversion while over 53% of the voting rights appear to have been held by four other parties.

RESPONSE: As previously disclosed in the Company’s proxy statement filed as Exhibit 99.1 to the Form 6-K filed on June 4, 2015, the Company sought approval to, among other things, create a new class of ordinary shares entitled Class C ordinary shares (“Class C Shares”), which were in addition to the Class A ordinary shares which had already been designated. The Class C Shares would be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The Class C shares were created with the intention to issue such shares to Company management. The Company disclosed that the main effect of the dual-class voting structure would likely leave the Company’s management team, especially Dr. Jin Huang, with increasingly significant control over the Company’s decisions. The purpose was to allow management to maintain the freedom to focus on the long term by ensuring that it retained control over the Company. The structure would prevent outside parties from taking over or unduly influencing management decisions. As such, investors would fully share in the Company’s long term economic future, but would have less ability to influence its strategic decisions through their voting rights.

At the time, prior to the 30 for 1 reverse stock split, Dr. Huang held 146,132,402 Class A Shares (4,871,080 after the reverse stock split). The Staff correctly notes that we disclosed that the Class A shares are non-convertible. The Company incorrectly characterized the exchange of 4,708,415 Class A ordinary shares held by Dr. Huang for the same number of Class C ordinary shares as a conversion. This transaction, which resulted in Dr. Huang receiving Class C shares, was approved by all disinterested members of the Board of Directors.

20.	Tell us and disclose how you accounted for the conversion of 4,708,415 Class A ordinary shares into super-majority voting Class C ordinary shares during November 2015. Tell us your consideration of whether or not this transaction represented a preferential dividend and/or compensation paid to Dr. Huang as it would appear that a class of shares vested with control of the registrant could be substantially more valuable than class of non-controlling shares.

RESPONSE: The Company respectfully advises the Staff that, considering the following points set forth in the Sixth Amended and Restated Memorandum of Association and Articles of Association of the Company (“the Articles”), the Company believes that the Class C ordinary shares do not have a higher value than Class A ordinary shares. Therefore this transaction was not accounted for in the Company’s financials and was not considered as a preferential dividend or as compensation paid to Dr. Huang:

a.       Each share of Class C ordinary share is convertible into one share of Class A ordinary share at any time by the holder thereof without payment of additional consideration;

b.       If at any time Dr. Jin Huang and her Affiliates collectively own less than 5% of the total number of the issued and outstanding Class C ordinary Share of the Company, each issued and outstanding share of Class C ordinary share shall be automatically and immediately converted into one share of Class A ordinary share without payment of additional consideration, and no Class C ordinary shares shall be issued by the Company thereafter;

c.       If the following events, such Class C ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares without payment of additional consideration:

i.	Upon any sale, pledge, transfer, assignment or disposition of Class C ordinary shares by a holder thereof to any person or entity which is not an Affiliate of such holder or an Affiliate of the Company;

ii.	After a transfer by a holder of Class C ordinary shares to an Affiliate of such holder or an Affiliate of the Company, if there is a change of the beneficial ownership of the Class C ordinary shares held by the Affiliate.

Based on the above, the super-majority voting power does not generate additional value to the Class C ordinary shares and therefore this transaction does not represent a preferential dividend and/or compensation paid to Dr. Huang.

21. Segment Information, page F-46

21.	Please disclose total assets for each reportable segment as required by ASC 280-10-50-Also include the reconciliations required by ASC 280-10-50-30, and as applicable, include such annual disclosures required by ASC 280-10-50-22a through -50-22j.

RESPONSE: In response to the Staff’s comment, the Company has revised the Amended F-1 to include a reconciliation of gross profit to loss before income taxes in segment information as set forth in the following disclosure:

For the year ended December 31, 2014

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	68,203	168,244	236,447	175,551	411,998
Cost of revenues	(52,728)	(115,416)	(168,144)	(105,892)	(274,036)
GROSS PROFIT	15,475	52,828	68,303	69,659	137,962

OPERATING EXPENSES
Selling and marketing	(12,165)	(824)	(12,989)	(53,426)	(66,415)
General and administrative	(34,406)	(99,690)	(134,096)	(52,175)	(186,271)
Research and development	(2,114)	-	(2,114)	-	(2,114)
Impairment loss	(133,270)	(133,633)	(266,903)	(25,674)	(292,577)
Unallocated corporate expenses	-	-	-	-	(346,380)
Total operating expenses	(181,955)	(234,147)	(416,102)	(131,275)	(893,757)

OPERATING (LOSS) INCOME	(166,480)	(181,319)	(347,799)	(61,616)	(755,795)

OTHER INCOME (EXPENSE)
Interest (expenses) income, net	(1,561)	1,690	129	(8,070)	(7,941)
Foreign exchange (loss) gain, net	(81)	-	(81)	553	472
Other (loss) income, net	(6,647)	996	(5,651)	573	(5,078)
Gain (loss) on disposal of subsidiary	(21,635)	-	(21,635)	61,450	39,815
Unallocated corporate other expenses	-	-	-	-	(295,129)
Total other (expenses) income	(29,924)	2,686	(27,738)	54,506	(267,861)

LOSS BEFORE INCOME TAX, NON-CONTROLLING INTERESTS AND DISCONTINUED OPERATIONS	(196,404)	(178,633)	(375,037)	(7,110)	(1,023,656)

For the year ended December 31, 2015

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	54,888	186,747	241,635	154,080	395,715
Cost of revenues	(41,048)	(116,819)	(157,867)	(88,078)	(245,945)
GROSS PROFIT	13,840	69,928	83,768	66,002	149,770

OPERATING EXPENSES
Selling and marketing	(7,690)	(964)	(8,654)	(38,976)	(47,630)
General and administrative	(18,601)	(37,787)	(56,388)	(48,337)	(104,725)
Research and development	(1,773)	-	(1,773)	(321)	(2,094)
Impairment loss	(2,702)	-	(2,702)	(7,630)	(10,332)
Unallocated corporate expenses	-	-	-	-	(341,023)
Total operating expenses	(30,766)	(38,751)	(69,517)	(95,264)	(505,804)

OPERATING (LOSS) INCOME	(16,926)	31,177	14,251	(29,262)	(356,034)

OTHER INCOME (EXPENSE)
Interest (expenses) income, net	(307)	22	(285)	(2,100)	(2,385)
Foreign exchange gain, net	10	-	10	24	34
Other (loss) income, net	(7,966)	(237)	(8,203)	665	(7,538)
Loss (income) on reconsolidation of previously deconsolidated entities	(23,908)	-	(23,908)	6,439	(17,469)
Gain on sale of investment available for sale	-	1,971	1,971	-	1,971
Unallocated corporate other expenses	-	-	-	-	(13,984)
Total other (expenses) income	(32,171)	1,756	(30,415)	5,028	(39,371)

(LOSS) INCOME BEFORE INCOME TAX, NON-CONTROLLING INTERESTS AND DISCONTINUED OPERATIONS	(49,097)	32,933	(16,164)	(24,234)	(395,405)

Segment assets	139,905	331,127	471,032	175,056	646,088
Unallocated corporate assets	-	-	-	-	361,837
TOTAL ASSETS	139,905	331,127	471,032	175,056	1,007,925

For the year ended December 31, 2016

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	47,985	222,592	270,577	141,439	412,016
Cost of revenues	(33,465)	(137,833)	(171,298)	(67,444)	(238,742)
GROSS PROFIT	14,520	84,759	99,279	73,995	173,274

OPERATING EXPENSES
Selling and marketing	(5,516)	(1,065)	(6,581)	(30,810)	(37,391)
General and administrative	(21,929)	(42,205)	(64,134)	(34,023)	(98,157)
Research and development	(1,445)	-	(1,445)	(924)	(2,369)
Impairment loss	(21,779)	-	(21,779)	(623)	(22,402)
Unallocated corporate expenses	-	-	-	-	(56,986)
Total operating expenses	(50,669)	(43,270)	(93,939)	(66,380)	(217,305)

OPERATING (LOSS) INCOME	(36,149)	41,489	5,340	7,615	(44,031)

OTHER INCOME (EXPENSE)
Interest income, net	106	106	212	186	398
Foreign exchange gain, net	-	-	-	12	12
Other (loss) income, net	(2,514)	195	(2,319)	(1,714)	(4,033)
Gain on sale of investment available for sale	-	2,464	2,464	138	2,602
Unallocated corporate other income	-	-	-	-	13,945
Total other (expenses) income	(2,408)	2,765	357	(1,378)	12,924

(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(38,557)	44,254	5,697	6,237	(31,107)

Segment assets	119,878	381,786	501,664	190,088	691,752
Unallocated corporate assets	-	-	-	-	284,443
TOTAL ASSETS	119,878	381,786	501,664	190,088	976,195

For six months ended June 30, 2016 (Unaudited)

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	24,064	104,588	128,652	61,796	190,448
Cost of revenues	(18,302)	(62,768)	(81,070)	(24,749)	(105,819)
GROSS PROFIT	5,762	41,820	47,582	37,047	84,629

OPERATING EXPENSES
Selling and marketing	(3,083)	(345)	(3,428)	(15,314)	(18,742)
General and administrative	(5,760)	(17,323)	(23,083)	(17,296)	(40,379)
Research and development	(722)	-	(722)	(399)	(1,121)
Unallocated corporate expenses	-	-	-	-	(28,684)
Total operating expenses	(9,565)	(17,668)	(27,233)	(33,009)	(88,926)
OPERATING (LOSS) INCOME	(3,803)	24,152	20,349	4,038	(4,297)

OTHER INCOME (EXPENSE)
Interest income (expenses), net	49	83	132	116	248
Foreign exchange (loss), net	-	-	-	9	9
Other (loss) income, net	(2,239)	(850)	(3,089)	484	(2,605)
Gain on sale of investment available for sale	-	167	167	36	203
Unallocated corporate other expenses	-	-	-	-	2,806
Total other (expenses) income	(2,190)	(600)	(2,790)	645	661
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	(5,993)	23,552	17,559	4,683	(3,636)

For six months ended June 30, 2017 (Unaudited)

(RMB in thousands)	Better School			Better Job
	Tutoring	K-12	Subtotal	Career Enhancement	Consolidated
	RMB	RMB	RMB	RMB	RMB

Net Revenues	31,715	114,170	145,885	59,494	205,379
Cost of revenues	(14,576)	(70,799)	(85,375)	(23,745)	(109,120)
GROSS PROFIT	17,139	43,371	60,510	35,749	96,259

OPERATING EXPENSES
Selling and marketing	(2,391)	(569)	(2,960)	(11,755)	(14,715)
General and administrative	(7,397)	(19,129)	(26,526)	(16,982)	(43,508)
Research and development	(241)	-	(241)	(220)	(461)
Unallocated corporate expenses	-	-	-	-	(33,559)
Total operating expenses	(10,029)	(19,698)	(29,727)	(28,957)	(92,243)
OPERATING INCOME	7,110	23,673	30,783	6,792	4,016

OTHER INCOME (EXPENSE)
Interest income	203	628	831	123	954
Foreign exchange loss, net	-	-	-	(10)	(10)
Other (loss) income, net	(164)	(961)	(1,125)	309	(816)
Gain on sale of investment available for sale	-	1,602	1,602	1,897	3,499
Unallocated corporate other income	-	-	-	-	2,778
Total other (expenses) income	39	1,269	1,308	2,319	6,405
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTERESTS	7,149	24,942	32,091	9,111	10,421

Segment assets	119,382	394,961	514,343	130,272	644,615
Unallocated corporate assets	-	-	-	-	382,600
TOTAL ASSETS	119,382	394,961	514,343	130,272	1,027,215

22.	Further, as applicable, include disclosures required by ASC 280-10-50-32d in your interim financial statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the Amended F-1 to include the following disclosure:

As of June 30, 2017	Better School			Better Job
(RMB in thousands)				Career
	Tutoring	K-12	Subtotal	Enhancement	Consolidated

Segment assets	119,382	394,961	514,343	130,272	644,615
Unallocated corporate assets	-	-	-	-	382,600
Total assets	119,382	394,961	514,343	130,272	1,027,215

Signatures

23.	Please provide all required signatures in the next amendment to your registration statement. In this regard, we are unclear what the “*” represents in the signature lines of your directors and authorized U.S. representative.

RESPONSE: In response to the Staff’s comment, the Company included all required signatures in the Amended F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer